Exhibit 3.1

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APPLIED THERAPEUTICS, INC.

FIRST: The name of the corporation is Applied Therapeutics, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of the registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the “DGCL”).

FOURTH: The Corporation is authorized to issue one class of stock, to be designated “Common Stock” with a par value of $0.01 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is One Hundred (100).

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the “Board of Directors”). In addition to the powers and authority expressly conferred upon them by statute or by this Fifth Amended and Restated Certificate of Incorporation (the “Certificate”) or the Bylaws of the Corporation (the “Bylaws”), the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws.

SEVENTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this Article SEVENTH.

EIGHTH:

Section 1. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

Section 2. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended..

Section 3. Any repeal or modification of this Article EIGHTH shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article EIGHTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

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